EXHIBIT 99.1

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                                                    ICICI Bank

                                             AUDITED FINANCIAL RESULTS
                                         FOR THE YEAR ENDED MARCH 31, 2001
                                                                                                          (Rupees in crores)
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                                                                              Year ended                Fourth Quarter ended
Sr.                            Particulars                       -----------------------------------------------------------------
No.                                                                  Mar 31, 2001    Mar 31, 2000   Mar 31, 2001    Mar 31, 2000
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
  1.   Interest earned (a)+(b)+(c)+(d)                                    1242.13         852.87          369.13         259.79
       a)  Interest/discount on advances/bills                             570.91         347.91          166.41         107.58
       b)  Income on investments                                           555.73         409.71          176.15         122.27
       c)  Interest on balances with Reserve Bank of India
           and other interbank funds                                       108.67          94.62           22.36          29.67
       d)  Others                                                            6.82           0.63            4.21           0.27
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  2.   Other Income                                                        220.01         194.05           99.61          89.91
       A)  TOTAL INCOME (1) + (2)                                         1462.14        1046.92          468.74         349.70
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  3.   Interest Expended                                                   837.67         666.95          243.55         186.17
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  4.   Operating Expenses (e) + (f)                                        334.30         153.31          121.69          67.49
       e)  Payments to and provisions for employees                         51.71          36.37           17.67          16.00
       f)  Other operating expenses                                        282.59         116.94          104.02          51.49
       B)  TOTAL EXPENDITURE (3) + (4)                                    1171.97         820.26          365.24         253.66
           (excluding provisions and contingencies)
       C)  OPERATING PROFIT (A-B)                                          290.17         226.66          103.50          96.04
           (Profit before provisions  and Contingencies)
       D)  Provision for taxes                                              65.42          33.02           29.61           1.94
       E)  Other provision and contingencies                                63.65          88.34           23.49          61.16
       F)  Net Profit (C-D-E)                                              161.10         105.30           50.40          32.94
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  5.   Paid-up equity share capital                                        220.36         196.82          220.36         196.82
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  6.   Reserves excluding revaluation reserves (as per balance            1092.26         952.69         1092.26         952.69
       sheet of previous accounting year)
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  7.   Analytical Ratios
       (i)   Percentage of shares held by Government of India                  ..             ..              ..             ..
       (ii)  Capital Adequacy Ratio                                        11.57%         19.64%          11.57%         19.64%
       (iii) Earnings per share (basic and diluted)                          8.13           6.38            2.54           1.99
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  8.   Aggregate of Non-Promoter Shareholding
       o   No. of shares                                                116816231       74313080       116816231       74313080
       o   Percentage of shareholding                                      53.01%         37.76%          53.01%        37.76 %
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Notes:
1.   Out of unamortised ADS issue expenditure, Rs. 10.47 crores has been charged off during the year.
2.   Net non-performing assets to advances (including credit substitutes) is
     1.44 % (Previous year 1.14% )
3.   The Board of Directors have recommended a dividend of Rs.2.00 per share
     (20%) for the year ended March 31, 2001 (Previous year Rs.1.50 per share @
     15%)
4.   Bank of Madura Limited (BoM) was amalgamated with the Bank with effect from March 10, 2001, in terms of the Scheme of Amalgamation sanctioned by
     Reserve Bank of India vide their order dated February 27, 2001 and the above results include the results of erstwhile BoM from that date.

Audited financial results under US GAAP accounting for the year ended March 31, 2001                    (Rupees in crores)
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                            Particulars                                       Year ended                 Three months ended
                                                                ------------------------------------------------------------------
                                                                     Mar 31, 2001    Mar 31, 2000   Mar 31, 2001    Mar 31, 2000
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Net income under US GAAP                                                   130.84         140.20           31.84          37.61
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Reconciliation between US GAAP and Accounting Standards followed in India
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Profit under Indian GAAP                                                   161.10         105.30           50.40          32.94
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Deferred taxation                                                           44.21        (11.30)           24.46         (7.79)
Loan impairment                                                           (39.53)          35.80         (28.96)          17.70
Mark to Market impact on investments                                      (40.59)           2.10         (14.31)        (19.41)
ADR Issue expenditure charged to P & L A/c                                  10.47           9.90            2.54           9.90
Others                                                                     (4.82)         (1.60)          (2.29)           4.27
Profit under US GAAP                                                       130.84         140.20           31.84          37.61
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The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on April 26,2001.


                                                                                                         H.N.Sinor
Place: Mumbai                                                                                       Managing Director &
Date:  April 26, 2001                                                                             Chief Executive Officer
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                                                            ICICI BANK LIMITED

                                        Registered Office : Landmark, Race Course Circle, Alkapuri,
                                        Vadodara - 390 007 Corporate Office : ICICI Towers, 4th Floor,
                                        South Tower, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
                                        Web site: http://www.icicibank.com   Electronic mail: info@icicibank.com
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